SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT No. 2)

                        CarrAmerica Realty Corporation
                   (formerly named Carr Realty Corporation)
                                 (Name of Issuer)


                         Common Stock, $0.01 Par Value
                          (Title of Class of Securities)

                                  14441K 10 3
                                  (CUSIP Number)


                                  Paul E. Szurek
                           SECURITY CAPITAL U.S. REALTY
                                 69, route d'Esch
                                L-1470 Luxembourg
                                (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 July 18, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 9 Pages




           CUSIP No. 14441K 10 3         13D         Page 2 of 9 Pages


         1    NAME OF PERSON
              Security Capital U.S. Realty
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Luxembourg

                                  7    SOLE VOTING POWER
             NUMBER OF                 14,813,621 (See Item 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    14,813,621
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,813,621 (See Item 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43% (Includes 3,185,714 shares of Common Stock to be acquired by the Reporting Persons in the event of consummation of a public offering of 6,500,000 shares of Common Stock by the Issuer, and which will not be acquired unless such public offering is consummated, and computed taking into account the issuance of all such 6,500,000 shares in the public offering. See Item 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 14441K 10 3         13D        Page 3 of 9 Pages


         1    NAME OF PERSON
              Security Capital Holdings S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Luxembourg

                                  7    SOLE VOTING POWER
             NUMBER OF                 14,813,621 (See Item 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    14,813,621
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,813,621 (See Item 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43% (Includes 3,185,714 shares of Common Stock to be acquired by the Reporting Persons in the event of consummation of a public offering of 6,500,000 shares of Common Stock by the Issuer, and which will not be acquired unless such public offering is consummated, and computed taking into account the issuance of all such 6,500,000 shares in the public offering. See Item 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 2 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D (the "Schedule 13D") originally filed on No-vember 14, 1995, as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule 13D") filed on May 7, 1996. This Amendment No. 2 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D.

                   On July 19, 1996, Carr filed with the Securities and Exchange Commission a prospectus supplement as part of a registration statement on Form S-3 relating to the issuance of 6,500,000 shares of Common Stock in an underwritten public offering (the "Offering"). Pursuant to its rights as set forth in the Stockholders Agreement, dated as of April 30, 1996, by and among Carr, Carr Realty, L.P., Holdings and Secu-rity Capital U.S. Realty (the "Stockholders Agreement"), if
         Carr consummates the Offering, USRealty will have the right to purchase 2,785,714 shares of Common Stock, or, if less, that number (the "Reduced Number") of shares of Common Stock which is equal to thirty percent (30%) of the sum of the number of shares of Common Stock sold in the Offering (excluding any shares sold as a result of the exercise of the underwriters' over-allotment option in connection with the Offering) and the Reduced Number. Pursuant to a Subscription Agreement, dated as of July 18, 1996, by and among Carr, Holdings and Security Capital U.S. Realty (the "Subscription Agreement"), USRealty has agreed to purchase 2,785,714 shares of Common Stock, or, if less, the Reduced Number, subject to the terms and conditions thereof, directly from Carr at the public offering price simul-taneously with and contingent upon the closing of the Offering. In addition, USRealty has placed an order to purchase up to an additional 400,000 shares of Common Stock in the Offering at the public offering price (which, combined with the direct pur-chase from Carr, would result in an additional total investment by USRealty in Carr of up to approximately $70.1 million, assum-ing a public offering price of $22.00). If USRealty makes both of the foregoing purchases, the effect of such purchases would be that USRealty would own an approximate 37.9% ownership inter-est in Carr (on a fully-diluted basis). It is not expected that any underwriting discounts will be applied to any shares of Common Stock purchased by USRealty directly from Carr or in



                                Page 4 of 9 Pages







         the Offering. There can be no assurance that the Offering and the related purchases of Common Stock by USRealty will be con-summated.

                   In addition to the purchase of Common Stock in con-nection with the Offering as described above, USRealty intends to review on a continuing basis its investment in Carr and may increase such investment to up to 45% of the capital stock of Carr, as permitted by Carr's Articles of Incorporation. Such increase in USRealty's investment in Carr could be accomplished by USRealty's acquisition of securities of Carr in the open market or otherwise. The extent of any such increase would depend upon the price and availability of Carr's securities, subsequent developments affecting Carr, Carr's business and prospects, other investment and business opportunities avail-able to USRealty, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, USRealty may decide to decrease its investment in Carr, depending upon its continuing review of such investment and various other fac-tors, including those mentioned above.

                   The funds for the purchase by USRealty of shares of Common Stock in connection with the Offering as described above will be obtained by USRealty, in whole or in part, from cash on hand and may also be obtained by USRealty, in part, from draw downs under USRealty's $200,000,000 revolving credit facility pursuant to a Facility Agreement (the "Facility Agreement"), dated June 12, 1996, by and among Security Capital U.S. Realty, Holdings, Commerzbank Aktiengesellschaft, as arranger and col-lateral agent, Commerzbank International S.A., as administra-tive agent and the financial institutions listed in Schedule 1 thereto.

                   A copy of the Stockholders Agreement is attached to the previously filed Amendment No. 1 to the Schedule 13D as
         Exhibit 2.2 thereto and is specifically incorporated herein by reference. The description herein of the Stockholders Agree-ment is qualified in its entirety by reference to the Stock-holders Agreement. Copies of the Subscription Agreement and the Facility Agreement are attached hereto as Exhibits 3 and 4, respectively, and each such agreement is specifically incorpo-rated herein by reference, and the description herein of each such agreement is qualified in its entirety by reference to each such agreement.

         ITEM 1.   SECURITY AND ISSUER.

                   No material change.




                                Page 5 of 9 Pages







         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of July 18, 1996, USRealty may be deemed to ben-eficially own up to 14,813,621 shares of Common Stock because of USRealty's purchase of 11,627,907 shares of Common Stock on April 30, 1996, because of USRealty's right to acquire up to 2,785,714 shares of Common Stock pursuant to the Subscription Agreement, subject to the terms and conditions thereof (which conditions include the consummation of the Offering), and be-cause of USRealty's order to purchase 400,000 shares of Common Stock in the Offering. If USRealty acquires all 2,785,714 shares of Common Stock pursuant to the Subscription Agreement and all 400,000 shares of Common Stock in the Offering, USRe-alty will own approximately 43%* of the outstanding Common Stock, and approximately 37.9%* on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding limited partnership units that are re-deemable for Common Stock or the cash equivalent thereof.


         _____________________
         * In accordance with the terms of the Subscription Agreement, USRealty will not be entitled to purchase any shares of Common Stock pursuant thereto unless the shares of Common Stock to be issued in the Offering are also issued and sold (subject to pro rata reduction in the event fewer than the expected number of shares are issued and sold in the Offering). Percentage owner-ship figures reported are predicated on USRealty's purchase of 2,785,714 shares of Common Stock pursuant to the Subscription Agreement and 400,000 shares of Common Stock in the Offering, and the simultaneous completion of the Offering and sale of 6,500,000 shares of Common Stock pursuant thereto.




                                Page 6 of 9 Pages







                   Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Direc-tor of Security Capital U.S. Realty and of Secu-rity Capital Holdings S.A.

         Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Cur-rent Report on Form 8-K dated November 6, 1995)

         Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security




                                Page 7 of 9 Pages







                        Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in
                        Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Re-alty and Security Capital Holdings S.A. with re-spect to the common stock of Regency Realty Cor-poration)











































                                Page 8 of 9 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/  Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director

         July 19, 1996



























                                Page 9 of 9 Pages







                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

             1        Name, Business Address, and Present           *
                     Principal Occupation of Each Executive
                     Officer and Director of Security Capi-
                     tal U.S. Realty and of Security Capital
                     Holdings S.A.

             2        Stock Purchase Agreement, dated as of
                     November 5, 1995, by and among Carr
                     Realty Corporation, Security Capital
                     U.S. Realty and Security Capital Hold-
                     ings S.A. (incorporated by reference to
                     Exhibit 5.1 of Carr Realty Corpora-
                     tion's Current Report on Form 8-K dated
                     November 6, 1995)

            2.1       Amendment No. 1 to the Stock Purchase         *
                     Agreement, dated as of April 29, 1996,
                     by and among Carr Realty Corporation,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

            2.2       Stockholders Agreement, dated as of           *
                     April 30, 1996, by and among Carr Re-
                     alty Corporation, Carr Realty, L.P.,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

            2.3       Registration Rights Agreement, dated as       *
                     of April 30, 1996, by and among Carr
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty

             3        Subscription Agreement, dated as of
                     July 17, 1996, by and among CarrAmerica
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty


         _____________________
         *    Previously filed.







             4        Facility Agreement, dated June 12,
                     1996, by and among Security Capital
                     U.S. Realty, Security Capital Holdings
                     S.A., Commerzbank Aktiengesellschaft,
                     as arranger and collateral agent, Com-
                     merzbank International S.A., as admin-
                     istrative agent and the financial in-
                     stitutions listed in Schedule 1 thereto
                     (incorporated by reference to Exhibit 4
                     of the Schedule 13D, dated June 21,
                     1996, filed jointly by Security Capital
                     U.S. Realty and Security Capital Hold-
                     ings S.A. with respect to the common
                     stock of Regency Realty Corporation)